FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of June 2020

 Commission File Number: 001-38757
TAKEDA PHARMACEUTICAL COMPANY LIMITED
(Translation of registrant’s name into English)

1-1, Nihonbashi-Honcho 2-Chome
Chuo-ku, Tokyo 103-8668
Japan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Information furnished on this form:
EXHIBIT

Exhibit Number

1	Results of the Exercise of Voting Rights of the 144th Ordinary General Meeting of Shareholders

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAKEDA PHARMACEUTICAL COMPANY LIMITED

Date: June 29, 2020	By:	/s/ Takashi Okubo
Takashi Okubo Global Head of Investor Relations

Results of the Exercise of Voting Rights of the 144th
Ordinary General Meeting of Shareholders

1.Reason for the submission
The report is submitted pursuant to the provisions of Article 24-5, Paragraph 4 in the Financial Instruments and Exchange Act, and Article 19, Paragraph 2, Item 9-2 in the Cabinet Office Ordinance on Disclosure of Corporate Information, etc., which shows the results of the resolution on the matters to be resolved at the 144th Ordinary General Meeting of Shareholders of the Company held on June 24, 2020.

2.Contents
[1] The date of the shareholders meeting
June 24, 2020
　[2] Details of matters to be resolved
<The Company’s proposals (First to Fourth Proposals)>
First Proposal: Appropriation of Surplus
Concerning the year-end dividend
90 yen per share of common stock of the Company
Second Proposal: Election of Twelve (12) Directors who are not Audit and Supervisory Committee Members
To elect Christophe Weber, Masato Iwasaki, Andrew Plump, Costa Saroukos, Masahiro Sakane, Olivier Bohuon, Jean-Luc Butel, Ian Clark, Yoshiaki Fujimori, Steven Gillis, Shiro Kuniya and Toshiyuki Shiga as Directors who are not Audit and Supervisory Committee Members.
Third Proposal: Election of Four (4) Directors who are Audit and Supervisory Committee Members
To elect Yasuhiko Yamanaka, Koji Hatsukawa, Emiko Higashi and Michel Orsinger as Directors who are Audit and Supervisory Committee Members.
Fourth Proposal: Payment of Bonuses to Directors who are not Audit and Supervisory Committee Members
To pay bonuses within a total of 1,100 million yen to the 3 Directors who are not Audit and Supervisory Committee Members (excluding Directors resident overseas and External Directors) in office as of the end of this fiscal year.
<Shareholders’ proposal (Fifth Proposal)>
Fifth Proposal: Election of One (1) Director who is an Audit and Supervisory Committee Member
To elect Takeshi Ito as a Director who is an Audit and Supervisory Committee Member

[3] Numbers of voting rights for approval of, against and abstaining from each of the matters to be resolved, requirements for each of the matters to be resolved to be approved and the results for each resolution

Matter to be resolved	Approval (No. of voting rights)	Against (No. of voting rights)	Abstention (No. of voting rights)	Total No. of voting rights exercised	Result (Proportion of approval)	Approval requirements
First Proposal	12,305,305	83,929	3,704	12,393,694	Approval (99.29%)	(Note) 1
Second Proposal						(Note) 2
Christophe Weber	11,989,947	399,760	3,226	12,393,689	Approval (96.74%)
Masato Iwasaki	12,103,177	238,259	51,500	12,393,692	Approval (97.66%)
Andrew Plump	12,109,836	231,618	51,484	12,393,694	Approval (97.71%)
Costa Saroukos	12,092,929	248,504	51,506	12,393,695	Approval (97.57%)
Masahiro Sakane	12,177,694	211,971	3,274	12,393,695	Approval (98.26%)
Olivier Bohuon	12,202,896	186,742	3,301	12,393,695	Approval (98.46%)
Jean-Luc Butel	12,180,854	208,876	3,210	12,393,696	Approval (98.28%)
Ian Clark	11,912,511	477,142	3,273	12,393,682	Approval (96.12%)
Yoshiaki Fujimori	11,884,400	505,243	3,284	12,393,683	Approval (95.89%)
Steven Gillis	12,203,643	186,007	3,288	12,393,694	Approval (98.47%)
Shiro Kuniya	12,167,957	221,686	3,297	12,393,696	Approval (98.18%)
Toshiyuki Shiga	12,128,003	261,614	3,317	12,393,690	Approval (97.86%)
Third Proposal						(Note) 2
Yasuhiko Yamanaka	11,679,153	662,344	51,524	12,393,777	Approval (94.23%)
Koji Hatsukawa	12,093,269	295,015	4,761	12,393,801	Approval (97.58%)
Emiko Higashi	12,073,376	316,367	3,302	12,393,801	Approval (97.41%)
Michel Orsinger	12,080,972	308,756	3,317	12,393,801	Approval (97.48%)
Fourth Proposal	11,754,113	562,752	76,129	12,393,750	Approval (94.84%)	(Note) 1
Fifth Proposal	765,362	11,554,602	72,762	12,393,380	Rejection (6.18%)	(Note) 2
(Note) 1. Approval requires a majority of the voting rights of shareholders in attendance and able to exercise voting rights.
2. Approval requires the attendance of shareholders possessing at least one third of the voting rights of shareholders who are able to exercise voting rights and a majority of the voting rights of shareholders in attendance.

[4] Reason for not adding some of the voting rights of shareholders who attended the Ordinary General Meeting of Shareholders to the number of voting rights for approval of, against or abstaining from each of the matters to be resolved

The requirements for approval of the resolutions were met by the advance voting by the day prior to the date of this Ordinary General Meeting of Shareholders and the tallying of votes received from some of the shareholders who attended on the day of the meeting for which the approval or otherwise of the resolutions could be confirmed, and the resolutions were thus passed (with regard to the Shareholders’ proposal, it became clear that it was rejected) legally in accordance with the Companies Act. Therefore, the remaining votes of shareholders who attended on the day of this Ordinary General Meeting of Shareholders were not added to the number of voting rights for approval of, against or abstaining from each of the matters to be resolved.

End of Document
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